

Johnson Matthey

April 1, 2010

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
#70091410000086154024
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20546




10015539

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Notification of Transactions of Directors/Persons**	**05 Mar 2010**
2.	**Notification of Transactions of Directors/Persons**	**08 Mar 2010**
3.	**Notification of Transactions of Directors/Persons**	**15 Mar 2010**
4.	**Notification of Transactions of Directors/Persons**	**15 Mar 2010**
5.	**Notification of Transactions of Directors/Persons**	**23 Mar 2010**
6.	**Notification of Transactions of Directors/Persons**	**23 Mar 2010**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
President - Corporate, General Counsel & Secretary

RMT/dh
Enclosure
cc: S. A. Farrant
A. Purtill

dlw 4/19

NORTH AMERICAN CORPORATE
Suite 600, 435 Devon Park Drive, Wayne PA 19087-1998 TEL: (610) 971-3000, FAX: (610) 971-3022

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

   In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

   N A P Carson
   G P Otterman
   L C Pentz
   J F Walker

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   T Rowe Price Trust as Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan

8. State the nature of the transaction:

   Dividend reinvestment by the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	4
L C Pentz	55
G P Otterman	94
J F Walker	33

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account

when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£14.85

14. Date and place of transaction:

2 February 2010, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson 174,006 ordinary shares of £1 each
L C Pentz 24,947 ordinary shares of £1 each

16. Date issuer informed of transaction:

2 March 2010

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Deputy Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
5 March 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

   In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

   Mr N A P Carson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   Notification relates to Mr N A P Carson (PDMR) and his wife Mrs H B Carson (connected person)

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   Notification is in respect of holdings of the persons named in 4 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   Pershing Nominees Limited (in respect of Mr N A P Carson)**see below*
   Credit Suisse (UK) Limited (in respect of Mrs H B Carson)

   * Mr Carson transferred 161,765 shares, registered in his own name, to Pershing Keen Nominees Limited on 10 September 2009. Following today's transfer to Mrs Carson, a total of 61,765 shares are held by Pershing Keen Nominees Limited on behalf of Mr Carson and a total of 100,000 shares are held by Credit Suisse (UK) Limited on behalf of Mrs Carson.

8. State the nature of the transaction:

   Transfer of 100,000 Ordinary Shares of £1 each from Mr N A P Carson to Mrs H B Carson

9. Number of shares, debentures or financial instruments relating to shares acquired:

   Mrs H B Carson – 100,000 Ordinary Shares of £1 each

10. Percentage of issued class acquired (treasury shares of that class should not be taken into

account when calculating percentage):

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed:

    Mr N A P Carson – 100,000 Ordinary Shares of £1 each

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

    N/A

13. Price per share or value of transaction:

    N/A

14. Date and place of transaction:

    8 March 2010, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

    Mr N A P Carson – 174,006 ordinary shares of £1 each

16. Date issuer informed of transaction:

    8 March 2010

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill
Deputy Company Secretary

Date of Notification
8 March 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

   In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

   Mr L C Pentz

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   Notification relates to Mr L C Pentz (director) and his wife Mrs L A Pentz (connected person)

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   Notification is in respect of holdings of the persons named in 4 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   Mr L C Pentz
   Mrs L A Pentz

8. State the nature of the transaction:

   Transfer of 9,810 ordinary shares of £1 each by Mr L C Pentz to Mrs L A Pentz

9. Number of shares, debentures or financial instruments relating to shares acquired:

   Mrs L A Pentz – 9,810

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

    N/A

11. Number of shares, debentures or financial instruments relating to shares disposed:

    Mr L C Pentz – 9,810

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

    N/A

13. Price per share or value of transaction:

    N/A

14. Date and place of transaction:

    15 March 2010, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

    Mr L C Pentz – 24,947 ordinary shares of £1 each

16. Date issuer informed of transaction:

    15 March 2010

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill
Deputy Company Secretary

Date of Notification
15 March 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

   In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

   N Whitley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   Notification relates to the person named in 3

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   Notification is in respect of a holding of the person named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   N Whitley

8. State the nature of the transaction:

   Exercise of executive share options and subsequent disposal of shares. Details are as follows:

	Ordinary Shares under option	*Date of Grant*	*Exercise Price (£)*	*Sale Price (£)*
N Whitley	7,718	20/07/2005	10.70	17.321

9. Number of shares, debentures or financial instruments relating to shares acquired:

   See 8 above

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

    See 8 above

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

    Less than 0.1%

13. Price per share or value of transaction:

    See 8 above

14. Date and place of transaction:

    12 March 2010, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

    N/A

16. Date issuer informed of transaction:

    15 March 2010

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill
Deputy Company Secretary

Date of Notification
15 March 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

   In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

   J F Walker

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   Notification relates to the person named in 3

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   Notification is in respect of a holding of the person named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   J F Walker

8. State the nature of the transaction:

   Exercise of executive share options and subsequent disposal of shares. Details are as follows:

Ordinary Shares under option	*Date of Grant*	*Exercise Price (£)*	*Sale Price (£)*
5,868	20/07/2005	10.70	17.66
1,467	20/07/2005	10.70	17.6587
1,467	20/07/2005	10.70	17.6422
6,025	26/07/2006	12.82	17.57
1,506	26/07/2006	12.82	17.5725

9. Number of shares, debentures or financial instruments relating to shares acquired:

   See 8 above

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

See 8 above

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

13. Price per share or value of transaction:

See 8 above

14. Date and place of transaction:

18 March 2010, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N/A

16. Date issuer informed of transaction:

19 March 2010

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill
Deputy Company Secretary

Date of Notification
23 March 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

   In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

   N A P Carson
   S Farrant
   N P H Garner
   G P Otterman
   L C Pentz
   W F Sandford
   I F Stephenson
   J F Walker
   N Whitley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   Computershare Trustees Limited

8. State the nature of the transaction:

   Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	21
S Farrant	21
N P H Garner	21
G P Otterman	21
L C Pentz	21
W F Sandford	21
I F Stephenson	21
J F Walker	21
N Whitley	21

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£17.51

14. Date and place of transaction:

17 March 2010, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	174,027
L C Pentz	24,968
W F Sandford	4,839

16. Date issuer informed of transaction:

23 March 2010

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

    N/A

19. Total amount paid (if any) for grant of the option:

    N/A

20. Description of shares or debentures involved (class and number):

    N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

    N/A

22. Total number of shares or debentures over which options held following notification:

    N/A

23. Any additional information:

    N/A

24. Name of contact and telephone for queries

    Angela Purtill, Deputy Company Secretary
    020 7269 8400

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
23 March 2010